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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                 ---------------

                               (AMENDMENT NO. 7)*

                         THE ESTEE LAUDER COMPANIES INC.
                                (NAME OF ISSUER)


     CLASS A COMMON STOCK,
   PAR VALUE $.01 PER SHARE                                  518439 10 4
-------------------------------                          -------------------
(TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)


                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)
                                 ---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of 11 Pages
                        Exhibit Index Appears on Page 10

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

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            518439 10 4                                     13G                              Page 2 of 11
------------------------------------ --------------------------------------------            --------------------------------------
----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          RONALD S. LAUDER


                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                     (A) [_]
                                                                                                                     (B) [X]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES OF AMERICA

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               26,311,921
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             16,421,617
             OWNED BY
                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          1,056,366
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        40,489,472

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  42,733,538 ** SEE ITEM 4

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*              N/A
                                                                                                                  [ ]
----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                 26.2%
                                                                                                                 ** SEE ITEM 4
----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- -------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 11 Pages

ITEM 1.       IDENTITY OF ISSUER

              (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

              (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.       IDENTITY OF PERSON FILING

              (a) - (c)     This report is being filed by Ronald S. Lauder with
                            a business address of 767 Fifth Avenue, New York,
                            New York 10153 (the "Reporting Person"). The
                            Reporting Person is a citizen of the United States of America.

              (d) - (e)     This report covers the Issuer's Class A Common
                            Stock, par value $.01 per share (the "Class A Common
                            Stock"). The CUSIP number of the Class A Common
                            Stock is 518439 10 4.

ITEM 3.

              Not Applicable.

ITEM 4.       OWNERSHIP

              (a) At December 31, 2002 the Reporting Person beneficially owned 42,733,538 shares of Class A Common Stock as follows:
                     (i) 1,000,000 shares of Class A Common Stock and 24,255,555 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald
                     S. Lauder 1966 Trust; (iii) 10,188,803 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 2002 Trust; (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 1,187,700 shares of Class A Common Stock as co-trustee of Estee Lauder 2001 Charitable Trust (the "EL 2001 Trust");
                     (vi) 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (vii) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation;
                     (viii) 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (ix) 680,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (x) 1,050,002 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person disclaims beneficial ownership of: (i) 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation;


                               Page 3 of 11 Pages

                     (ii) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (iii) 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (iv) 680,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (v) 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald
                     S. Lauder 1966 Trust. The shares owned by the EL 2001 Trust are not covered by the Stockholder's Agreement (as defined below).

                     At December 31, 2002, the Reporting Person had a short position of 7,394,986 shares of Class A Common Stock. The 24,255,555 shares of Class B Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the following loans: (i) 3,000,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trusts"); and (ii) 3,394,986 shares of Class A Common Stock borrowed from Leonard A. Lauder. The 1,000,000 shares of Class A Common Stock held directly are pledged as collateral to secure the loan of 1,000,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Accumulation Trusts. All other shares of Class B Common Stock held directly by the Reporting Person are pledged to Morgan Guaranty Trust Company of New York ("Morgan") as collateral for a credit facility.


              (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 42,733,538 shares of Class A Common Stock, which would constitute 26.2% of the number of shares of Class A Common Stock outstanding.

                     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,439,844 shares of Class A Common Stock


                               Page 4 of 11 Pages
                     and the 38,293,694 shares of Class B Common Stock for which the Reporting Person has voting power constitute 3332.0% of the aggregate voting power of the Issuer.

              (c)    (i)    The Reporting Person has sole voting power with
                            respect to 26,311,921 shares of Class A Common Stock as follows: (i) 1,000,000 shares of Class A Common
                            Stock and 24,255,555 shares of Class B Common Stock held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966
                            Trust; and (iii) 1,050,002 shares of Class A Common
                            Stock subject to exercisable employee stock options held by the Reporting Person.

                     (ii) The Reporting Person shares voting power with respect to 16,421,617 shares of Class A Common Stock as follows: (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estee Lauder 2002 Trust, with respect to 10,188,803 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust; (ii) the Reporting Person shares voting power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.; (iii) the Reporting Person shares voting power with respect to 1,187,700 shares of Class A Common Stock with Leonard A. Lauder as co-trustees of the EL 2001 Trust; (iv) the Reporting Person shares voting power with respect to 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation;
                            (v) the Reporting Person shares voting power with respect to 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (vi) the Reporting Person shares voting power with respect to 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (vii) the Reporting Person shares voting power with respect to 680,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York.

                     (iii) The Reporting Person has sole dispositive power with respect to 1,056,366 shares of Class A Common Stock as follows: (i) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (ii) 1,050,002 shares of Class A Common Stock subject to exercisable employee stock options.

                     (iv) The Reporting Person shares dispositive power with respect to 40,489,472 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Accumulation Trusts, with respect to 1,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock pledged to


                               Page 5 of 11 Pages
                            the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to 3,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder; (iii) the Reporting Person shares dispositive power with Morgan with respect to 17,860,569 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (iv) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 2002 Trust, with respect to 10,188,803 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust;
                            (v) the Reporting Person shares dispositive power with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. with (a) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., (b) Richard D. Parsons and Ira
                            T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., and (c) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (vi) the Reporting Person shares dispositive power with respect to 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (vii) the Reporting Person shares dispositive power with respect to 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (ix) the Reporting Person shares dispositive power with respect to 153,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (x) the Reporting Person shares dispositive power with respect to 680,000 shares of Class A Common Stock held indirectly as director of The Neue Galerie New York.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock pledged to the Accumulation Trusts. Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 17,860,569 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. Leonard A. Lauder, as a co-trustee and beneficiary of The Estee Lauder 2002 Trust, and


                               Page 6 of 11 Pages

              Ira T. Wender, as a co-trustee of The Estee Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 10,188,803 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust. Leonard A. Lauder as co-trustee and beneficiary of the EL 2001 Trust, has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of 1,187,700 shares of Class A Common Stock owned by the EL 2001 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard
              A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 313,862 shares of Class A Common Stock owned by The Lauder Foundation. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 36,457 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation. The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 153,257 shares of Class A Common Stock owned by The Jewish Renaissance Foundation. The Neue Galerie New York, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 680,000 shares of Class A Common Stock owned by The Neue Galerie New York.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.


                               Page 7 of 11 Pages

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable.

ITEM 10.      CERTIFICATION

              Not Applicable.















                               Page 8 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 13, 2003                   /s/ Ronald S. Lauder
                                          ---------------------------
                                          Ronald S. Lauder





















                               Page 9 of 11 Pages

                                  EXHIBIT INDEX


Exhibit A    --    List of Parties to the Stockholders' Agreement

























                              Page 10 of 11 Pages